NEWS RELEASE

Pacific Internet Limited Extends its Business Reach into China
PacNet obtains licence to provide Internet data and access services

Singapore, Friday, 24 August 2007 - Pacific Internet Limited (NASDAQ:PCNTF), Asia Pacific’s largest telco-independent Internet Communications Solutions Provider (ICSP) by geographic reach, today announced that the Ministry of Information Industry (“MII”) of the People’s Republic of China (“PRC”) has approved the grant of a cross-provincial licence to the equity joint venture (“EJV”) entity to be set up between PacNet and its China partner Zhong Ren Telecom (“Zhong Ren”), to provide certain value-added services in Mainland China. The MII licence covers three Value Added Services (VAS), namely Internet data centre; Internet access; and “store-and-forward” services.

Mr Phey Teck Moh, President and CEO, Pacific Internet Limited, said, “We are delighted with the MII licence approval. We believe this is among the first licences for value added services that the MII has granted to EJVs in the PRC. China is a fast growing market for IP services. With this licence, we can provide services like regional connectivity, Internet access, and Internet data center services to meet the growing business and communications needs of customers in China.”

Mr Phey added, “We have a proven track-record in providing Internet Communications Solutions in seven different countries where we currently operate, and we continuously strive to broaden our overseas coverage, to provide a suite of integrated communication solutions on a regional IP platform. The grant of this cross-provincial VAS licence marks a new milestone for the PacNet Group, as we extend our reach into Mainland China. Enterprises in China can benefit greatly as they can enjoy the same high quality services that we have been delivering to customers in the Asia Pacific region.”

Commenting on the grant of the licence to the EJV entity, Mr. Eddy Kuk, Managing Director, PacNet Hong Kong, said, “We are excited by the opportunity to serve new customers in China with our innovative service offerings and to deliver value to customers. We first announced our cooperation with Zhong Ren in early 2006. Zhong Ren has since secured an IP-VPN licence for Guangdong province, and has done exceedingly well in establishing its presence in south China. Through this EJV, we look forward to building upon the strengths and experience of Zhong Ren, as well as offering our value added services in other provinces in China.”

Said Mr Henry Lam, Chairman of Zhong Ren, “This is a tremendously exciting milestone for both PacNet and Zhong Ren. Having been involved in the China market for several years, Zhong Ren has accumulated a rich experience and competitive edge in China’s info-communication industry. We believe that PacNet and Zhong Ren share similar values and insights. With the MII licence approval, we are confident of taking the lead in market entry, and most importantly, benefiting a large segment of Chinese users.”

PacNet and Zhong Ren are now taking steps to formally set up the approved EJV to market integrated IP communication applications. The strategic alliance will allow both companies to explore synergies in knowledge sharing and the execution of an aligned marketing strategy to capture untapped market potential and growth.

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About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Media, Analyst and Investor Relations Contact:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.